SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: August 1, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On August 1, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing that the Company will report its second quarter 2003 sales on Friday, August 8, 2003. A copy of the press release is attached hereto as
Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    KONINKLIJKE AHOLD N.V.

Date:    August 1, 2003             By: /s/ D.G. Eustace
                                       -----------------------------------------
                                       Name: D.G. Eustace
                                       Title:   Executive Vice President and CFO

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
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1. Ahold press release, dated August 1, 2003, announcing that the Company will report its second quarter 2003 sales on Friday, August 8, 2003